BBVA Compass Bancshares, Inc.
2200 Post Oak Blvd.
Houston, Texas 77056

February 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BBVA Compass Bancshares, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on February 28, 2018.

Respectfully submitted,

BBVA Compass Bancshares, Inc.
By:	/s/ Jonathan W. Pennington
Name: Jonathan W. Pennington
Title: Executive Vice President and Controller